Exhibit 21.1

KID BRANDS, INC. AND SUBSIDIARIES

COMPANY NAME	JURISDICTION OF ORGANIZATION

Kid Brands, Inc.	New Jersey

Kids Line, LLC	Delaware

Kid Brands Australia Pty Ltd.	Victoria, Australia

Kids Line UK Limited	England

Sassy, Inc.	Illinois

I & J HoldCo, Inc.	Delaware

LaJobi, Inc.	Delaware

CoCaLo, Inc.	California

I&J Quality Co., Ltd.	Thailand

I&J International (Hong Kong) Limited	Hong Kong

I&J Quality Consulting (Shenzhen) Co., Ltd.	PRC (Shenzhen)

RB Trademark Holdco, LLC	Delaware

Russ Berrie & Co. West (inactive)	California

BOA Done, Inc. (inactive)	West Virginia

P/F Done, Inc. (inactive)	Pennsylvania

Fluf N’ Stuf, Inc. (inactive)	Pennsylvania

RBTACQ, Inc. (inactive)	Ohio

RBCACQ, Inc. (inactive)	California

Russ Berrie (Holdings) Limited (inactive)	England

Russ Berrie (Benelux) B.V. (inactive)	Holland